SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated February 28, 2005
- Eni's Preliminary Results at December 31, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: February 28, 2005

PRESS RELEASE

ENI – 2004 PRELIMINARY RESULTS

Year 2004

  Net income: euro 7.3 billion, up 30.2%
  Proposed dividend: euro 0.90 per share, up 20%
  Revenues: euro 58.3 billion, up 13.3%
  Operating income: euro 12.5 billion, up 31%
  Hydrocarbon production: 1.6 million boe/day, up 4%
  Proved hydrocarbon reserves: 7.2 billion boe, down 0.7%

Fourth quarter 2004

  Net income: euro 2.2 billion, up 41.6%
  Revenues: euro 16.4 billion, up 20.4%
  Operating income: euro 3.7 billion, up 47.3%
  Hydrocarbon production: 1.7 million boe/day, up 4.1%

Dividend payment: starting in 2005 dividend will be paid every six months

Eni’s Board of Directors examined today Eni’s 2004 preliminary consolidated results which showed a net income of euro 7,274 million with a euro 1,689 million increase over 2003 (up 30.2%), due essentially to a positive operating performance (up euro 2,946 million) registered in particular in Eni’s Exploration & Production business, offset in part by higher income taxes (euro 1,412 million). This positive performance was achieved also with the contribution of the petrochemical business. Eni’s operating income of euro 12,463 million is the highest ever achieved by Eni, euro 1.7 billion higher than the previous record of 2000.

The Board of Directors resolved to propose to the General Shareholders' Meeting to distribute a dividend of euro 0.901 per share, with a euro 0.15 increase over 2003 (up 20%). Dividends will be paid out from June 23, 2005; the ex-dividend date is June 20, 2005. Pay-out amounts to approximately 47% (51% in 2003). Taking into account the practice of financial markets and oil majors, the Board resolved that starting in 2005 Eni will pay dividends every six months.

Return on capital employed (ROACE2) reached 18.8% (15.6% in 2003).

In 2004 daily hydrocarbon production amounted to 1,624,000 barrels of oil equivalent (boe) increasing by 62,000 boe over 2003, up 4%, due to: (i) production increases mainly in Nigeria, Angola, Kazakhstan, Pakistan, Libya and Egypt; (ii) start-up of fields in Angola, Australia, Algeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy and the United Kingdom; (ii) lower production entitlements (38,000 boe) in Production

(1)	As a consequence of new tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and, depending on the receiver, are subject to a withdrawal tax on distribution or are partially cumulated to the receiver’s taxable income.
(2)	Ratio between net income before minority interest plus net financial charges on net financial debt, less the related tax effect and average net capital employed.

Sharing Agreements (PSA) related to higher international oil prices3; (iii) the effect of the divestment of assets (13,000 boe). The share of production outside Italy was 83.3% (80.8% in 2003).

Eni’s proved reserves of hydrocarbons at December 31, 2004 totaled 7,218 million boe slightly decreasing (54 million boe, down 0.7%) over December 31, 2003. The reserve replacement ratio before the impact of lower entitlements due to higher prices realized in PSAs (161 million boe) and of asset divestment (81 million boe) was 132%, which declined to 91% after taking into account these effects. The average reserve life index is 12.1 years (12.7 as of December 31, 2003).

Eni’s operating income in 2004 totaled euro 12,463 million, an increase of euro 2,946 million over 2003, up 31%, due in particular to increases recorded by: (i) the Exploration & Production segment (euro 2,271 million, up 39.5%) related essentially to an increase in oil prices in dollars (Brent up 32.5%)4, higher hydrocarbon production sold (20.3 million boe, up 3.6%) and net gains on the divestment of mineral assets (euro 334 million). These positive factors were offset in part by the effect of the 10% depreciation of the dollar over the euro (approximately euro 890 million, partly due to the conversion of financial statements of subsidiaries denominated in currencies other than the euro); (ii) the Petrochemical segment (euro 447 million, from an operating loss of euro 176 million to operating income of 271 million) related to a recovery in margins, due to a better industrial and sales performance and lower asset writedowns (euro 119 million); (iii) the Refining & Marketing segment (euro 382 million, up 65.5%) essentially due to an increase in refining margins (Brent margin was up 1.37 dollar/barrel), higher intake processing and higher sales on retail markets in the rest of Europe, whose effects were offset in part by lower margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

These positive factors were partly offset by a decline registered in the Gas & Power segment (euro 164 million, down 4.5%) due essentially to a decline in margins on natural gas sales, also related to the different measure of appreciation of the euro over the dollar with respect to 2003, whose effects were offset in part by an increase in volumes of natural gas sold outside Italy (4.41 billion cubic meters, up 23.7%) and in volumes sold of electricity (8.38 terawatthour, up 151%), and higher operating results recorded in natural gas transport activities outside Italy and in Italy.

Eni’s net sales from operations for 2004 hit the euro 58,346 million record level, with an increase of euro 6,859 million over 2003, up 13.3%, due essentially to higher oil prices in dollars, higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the impact of the depreciation of the dollar over the euro (approximately euro 1,100 million).

Net borrowings at December 31, 2004 amounted to euro 10,228 million, a euro 3,315 million decline over December 31, 2003, due to cash flows generated by operating activities, cash from disposals (euro 1,813 million) and the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro

(3)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).
(4)	In 2004 Brent prices in euro increased by 20.5%.

(approximately euro 470 million). These factors were offset in part by: (i) financial requirements for capital expenditure and investments (euro 7,819 million) and the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) changes in consolidation (euro 351 million).

As compared to September 30, 2004, net borrowings declined by euro 959 million (from euro 11,187 million to euro 10,228 million) related to cash flows from operating activities and the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro, whose effects were offset in part by financial requirements for capital expenditure and investments.

The debt to equity ratio went from 0.48 at December 31, 2003 to 0.32 at December 31, 2004.

Capital expenditure amounted to euro 7,503 million (euro 8,802 million in 2003) and concerned: (i) development of hydrocarbon fields (euro 4,369 million,) in particular in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway and exploration (euro 499 million); (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 721 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries for the adjustment of automotive fuel characteristics to new European specifications and the upgrade of the refined product distribution network in Italy and in the rest of Europe (for a total of euro 669 million); (iv) the continuation of the construction of electricity generation plants (euro 451 million).

Fourth quarter 2004

Eni’s net income for the fourth quarter of 2004 totaled euro 2,180 million, an increase of euro 640 million over the fourth quarter of 2003, up 41.6%, due essentially to higher operating income (euro 1,186 million), whose effects were offset in part by: (i) higher income taxes (euro 591 million); (ii) higher net extraordinary expense (euro 133 million) related in particular to higher provisions to environmental risks and contingencies.

Eni’s operating income for the fourth quarter of 2004 totaled euro 3,694 million, increasing by 47.3% over the fourth quarter of 2003, related essentially to the increases recorded by:

•	the Exploration & Production segment (euro 919 million, up 66.6%) related essentially to an increase in oil prices in dollars (Brent up 49.6%)[5] and higher hydrocarbon production sold (5.2 million boe, up 3.5%), whose effects were offset in part by the impact of the 9% depreciation of the dollar over the euro (approximately euro 230 million);
•	the Refining & Marketing segment (euro 303 million, up 283%) essentially due to an increase in refining margins (Brent margin was up 84.6%) and higher intake processing, whose effects were offset in part by the effect of the depreciation of the dollar over the euro;
•	the Petrochemical segment (euro 213 million) related to a recovery in margins and a better industrial and sales performance.

These positive factors were partly offset by a decline in operating income registered in the Gas & Power segment (euro 288 million, down 24.6%) due essentially to a decline in

(5)	In the fourth quarter Brent prices in euro increased by 37.3%.

margins on natural gas sales, also related to the different measure of appreciation of the euro over the dollar with respect to the fourth quarter of 2003.

In the fourth quarter of 2004 daily hydrocarbon production amounted to 1,704,000 boe, increasing by 67,000 boe over the fourth quarter of 2003, up 4.1%, due mainly to start-ups of fields in Angola, Libya, Iran, Algeria and Nigeria, as well as production increases registered mainly in Angola, Nigeria, Kazakhstan, Egypt, Pakistan and the United States. These increases were partly offset by: (i) production declines in mature fields in Italy and the United Kingdom; (ii) lower entitlements in PSAs (58,000 boe); (iii) the effect of the divestment of assets (31,000 boe).

******

Management’s expectations of operations

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	daily production of hydrocarbons is forecasted to grow over 2004 (1.62 million boe/day) in line with the planned average growth rate for the 2004-2008 period (over 5%). Increases will be achieved outside Italy (in particular in Egypt, Libya, Angola, Norway, Algeria and Kazakhstan) due to the reaching of full production of fields started up in late 2004 and start-ups planned for 2005;
•	volumes of natural gas sold[6] are expected to remain stable (84.45 billion cubic meters in 2004); higher sales expected in markets in Europe (Spain, Germany and Turkey) are going to be offset by expected declines in Italy;
•	volumes of natural gas transported on behalf of third parties in Italy are expected to increase by about 6% (28.26 billion cubic meters in 2004) related to the forecasted trends in the demand for natural gas;
•	electricity production sold is expected to increase by about 50% (13.93 terawatthour in 2004) due to the coming on stream of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites (total installed generation capacity at December 31, 2004 was 3.3 gigawatt) and the full commercial activity of the units installed in 2004 at the Ravenna and Ferrera Erbognone plants;
•	refinery processing intake on own account is expected to remain stable (37.68 million tonnes in 2004) due in particular to higher processing outside Italy in support to higher sales in the rest of Europe, offset by an expected decline in Italy, also related to expected lower processing at the Gela refinery following the damage caused by a seastorm to the docking infrastructure in December 2004;
•	sales of refined products on the Agip branded network in Italy and the rest of Europe are expected to increase by about 4% (14.4 million tonnes in 2004); average throughput on the Agip branded network is expected to increase both in Italy (2,528,000 liters in 2004) and in the rest of Europe (2,393,000 liters in 2004).

In 2005 capital expenditure is expected to amount to approximately euro 7.3 billion; about 91% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Italy, Angola, Kazakhstan, Egypt

(6)	Including own consumption and Eni’s share of sales by Eni affiliates and relevant companies.

and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution networks, as well as continuation of the plan for power station construction; (iii) in the Refining & Marketing segment, the completion of the tar gasification plant at the Sannazzaro refinery, an increase in efficiency and product quality and the upgrade of the fuel distribution network in Italy and the rest of Europe.

Following the closure of the divestment procedure still underway, during 2005 Eni expects to sell 90% of the share capital of Italiana Petroli SpA, with obligation for the purchaser to buy the remaining shares (10%) five years after the date of the purchase.

Subsequent Events

Sale of Eni’s interest in Albacom

On February 4, 2005 shareholders of Albacom (Eni SpA – 35%, Mediaset SpA – 19.5%, Banca Nazionale del Lavoro SpA (BNL) – 19.5%) sold their interests in Albacom to British Telecom Plc (BT). The contract provides also for the sale to BT by Eni and Mediaset of a financial receivable (Eni’ share is euro 87 million) acquired at nominal value from BNL related to a euro 250 million loan granted by BNL to Albacom and guaranteed by the partners proportionally to their interest. BNL sold to BT the residual amount of the loan. The consideration for the sale of the interest and financial receivable, payable after 5 years, is linked to a formula linked in turn to EBITDA achieved by Albacom in the year closing on March 31, 2009 with a floor and a cap charged with interest accrued.

Snam Rete Gas

On February 18, 2005, the Council of Ministers, on proposal of the Ministry for Economy and Finance, approved a Draft Decree of the President of the Council of Ministers which defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA (50.06%). The special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government will be included in the by-laws of this company. After the publication of the relevant Decree, Eni will continue the procedure for the sale of Snam Rete Gas SpA shares until Eni’s interest reaches 20% before July 1, 2007.

******

Information on bonds issued by Eni companies

Bonds issued by Eni companies maturing in the 18 months following December 31, 2004 are indicated in the following table:

Issuing company	(million euro)

Eni Coordination Center SA	440
Enifin SpA	260
Eni USA Inc.	220
Eni Finance Inc.	15
Eni Investment Plc	18
953

Amounts of bonds issued by Eni companies guaranteed by Eni are as follows:

Issuing company	Amount issued in millions	Currency	Amounts in millions of euro	Maturity	% rate

Eni Coordination Center SA	50	USD	37	2014	fixed	4.610
Eni Coordination Center SA	5,000	JPY	36	2012	fixed	1.250
Eni Coordination Center SA	3,000	JPY	21	2019	fixed	2.320
Eni Coordination Center SA	50	EUR	50	2024	fixed	4.750
Eni Coordination Center SA	100	GBP	142	2019	fixed	5.000
Eni Coordination Center SA	100	GBP	142	2007	fixed	5.250
Eni Coordination Center SA	100	GBP	142	2007	fixed	5.250
Eni Coordination Center SA	100	GBP	142	2010	fixed	4.875
			712

******

Preliminary results of Eni SpA for 2004

Eni’s Board of Directors also examined Eni SpA’s preliminary results for 2004 which showed net income amounting to euro 4,687 million (euro 2,850 million in 2003). The euro 1,837 million increase was related essentially to the effects of the cancellation of tax interference in statutory financial statements, in accordance with Legislative Decree No. 6 of January 27, 2003 (so called Vietti reform).

Contacts

Internet page: www.eni.it

Telephone: +39-0659821

Toll-free number: 800940924

e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations Team:

Jadran Trevisan, Manager

Antonio Pinto - Marco Porro

e-mailbox: investor.relations@eni.it

Eni S.p.A.

Piazza Vanoni, 1

20097 San Donato Milanese (MI) – Italia

tel.: 0252051651 - fax: 0252031929

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini - Giuseppe Currà

tel.: 0252031287

luciana.santaroni@eni.it

domenico.negrini@eni.it

giuseppe.currà@eni.it

* * *

This press release is available on Eni’s web site at www.eni.it

Attached below are key unaudited consolidated financial data of Eni and Eni SpA as of December 31, 2004

The unaudited report on 2004 preliminary results is available at Eni’s web site at 6:00 p.m. CET

San Donato Milanese, February 28, 2005

Eni consolidated results
Income Statement	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

13,634	16,421	2,787	20.4	Net sales from operations	51,487	58,346	6,859	13.3
386	371	(15)	(3.9)	Other income and revenues	913	1,302	389	42.6
(10,093)	(11,745)	(1,652)	(16.4)	Operating expenses	(37,732)	(42,324)	(4,592)	(12.2)
(1,419)	(1,353)	66	4.7	Depreciation, amortization and writedowns	(5,151)	(4,861)	290	5.6
2,508	3,694	1,186	47.3	Operating income	9,517	12,463	2,946	31.0
(50)	(43)	7	14.0	Net financial expense	(154)	(95)	59	38.3
(112)	40	152	..	Net income (expense) from investments	(17)	229	246	..
2,346	3,691	1,345	57.3	Income before extraordinary items and income taxes	9,346	12,597	3,251	34.8
(110)	(243)	(133)	(120.9)	Net extraordinary income (expense)	49	(56)	(105)	..
2,236	3,448	1,212	54.2	Income before income taxes	9,395	12,541	3,146	33.5
(528)	(1,119)	(591)	(111.9)	Income taxes	(3,241)	(4,653)	(1,412)	(43.6)
1,708	2,329	621	36.4	Income before minority interest	6,154	7,888	1,734	28.2
(168)	(149)	19	11.3	Minority interest	(569)	(614)	(45)	(7.9)
1,540	2,180	640	41.6	Net income	5,585	7,274	1,689	30.2

Consolidated balance sheet	(million euro)
Ch. vs.
2003	2004	Dec. 31, 2003

Net capital employed	41,861	42,699	838
Shareholders’ equity including minority interests	28,318	32,471	4,153
Net borrowings	13,543	10,228	(3,315)
Total liabilities and shareholders’ equity	41,861	42,699	838

Debt and bonds	16,254	12,725	(3,529)
short-term	7,918	5,051	(2,867)
long-term	8,336	7,674	(662)
Cash, cash equivalents and certain non operating financing receivables and securities	(2,711)	(2,497)	214
Net borrowings	13,543	10,228	(3,315)

Operating income by segment	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,379	2,298	919	66.6	Exploration & Production	5,746	8,017	2,271	39.5
1,169	881	(288)	(24.6)	Gas & Power	3,627	3,463	(164)	(4.5)
107	410	303	283.2	Refining & Marketing	583	965	382	65.5
(62)	151	213	..	Petrochemicals	(176)	271	447	..
91	83	(8)	(8.8)	Oilfield Services Construction and Engineering	311	260	(51)	(16.4)
(72)	(58)	14	19.4	Other activities (1)	(293)	(244)	49	16.7
(104)	(71)	33	31.7	Corporate and financial companies (1)	(281)	(269)	12	4.3
2,508	3,694	1,186	47.3	Operating income	9,517	12,463	2,946	31.0

(1)	Following its merger into Eni, EniData which manages Eni’s IT activities, formerly included in “Other Activities”, is now included in “Corporate and financial companies”. Data for 2003 and the fourth quarter of 2004 have been reclassified accordingly, in order to allow for a homogeneous comparison.

Special items	(million euro)

Information on net income and operating income before non-special items is not envisaged by either Italian and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Fourth quarter

2003	2004	2003	2004

(169)	(122)	Asset impairment	(441)	(295)
	28	Net gains on E&P portfolio rationalization		334
		Antitrust fine (BluGas)		(5)
		Reimbursement of the first instalment of an environmental tax from Sicilia Region		11
	(51)	Change in accounting treatment of link-up payments		(51)
27		Positive (negative) effects of inventory evaluation
(142)	(145)	Special items of operating income	(441)	(6)
(110)	(243)	Net extraordinary income	49	(56)
(252)	(388)	Non-recurring items before taxes	(392)	(62)
414		Net effect of asset revaluations (Budget Law 2003)	414
	0	Deferred tax assets per Law 448/2001	287	259
		Release of reserve for anticipated amortization as per Law 498/2001	39
	128	Deferred tax assets on Syndial (inclusion in consolidation for Italian tax purposes)		128
111	137	Taxes on special items (estimated)	161	280
(20)		Net effect of asset revaluations on Snam Rete Gas minority interest	(20)
253	(123)	Special items after taxes	489	605

Net income before special items	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,287	2,303	1,016	78.9	Net income before special items	5,096	6,669	1,573	30.9

Operating income by segment before special items	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,466	2,372	906	61.8	Exploration & Production	5,973	7,949	1,976	33.1
1,200	938	(262)	(21.8)	Gas & Power	3,661	3,514	(147)	(4.0)
107	413	306	286.0	Refining & Marketing	584	968	384	65.8
(50)	154	204	..	Petrochemicals	(54)	274	328	..
91	84	(7)	(7.7)	Oilfield Services Construction and Engineering	311	261	(50)	(16.1)
(60)	(52)	9	15.0	Other activities	(236)	(228)	8	3.4
(104)	(71)	33	31.7	Corporate and financial companies	(281)	(269)	12	4.3
2,650	3,839	1,189	44.9	Operating income before special items	9,958	12,469	2,511	25.2

Net sales from operations	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

3,280	4,520	1,240	37.8	Exploration & Production	12,746	15,349	2,603	20.4
4,534	5,175	641	14.1	Gas & Power	16,068	17,258	1,190	7.4
5,539	7,019	1,480	26.7	Refining & Marketing	22,148	26,058	3,910	17.7
1,038	1,502	464	44.7	Petrochemicals	4,487	5,417	930	20.7
1,972	1,766	(206)	(10.4)	Oilfield Services Construction and Engineering	6,306	6,503	197	3.1
363	259	(104)	(28.7)	Other activities	1,302	1,279	(23)	(1.8)
313	294	(19)	(6.1)	Corporate and financial companies	638	851	213	33.4
(3,405)	(4,114)	(709)	20.8	Consolidation adjustment	(12,208)	(14,369)	(2,161)	17.7
13,634	16,421	2,787	20.4		51,487	58,346	6,859	13.3

Eni SpA's results

Income Statement	(million euro)
2003	2004	Change	% Ch.

Net sales from operations	29,006	34,097	5,091	17.6
Other income and revenues	294	376	82	27.9
Revenues	29,300	34,473	5,173	17.7
Operating expenses	(25,339)	(30,339)	(5,000)	19.7
Gross operating margin	3,961	4,134	173	4.4
Depreciation, amortization and writedowns	(881)	(907)	(26)	3.0
Operating income	3,080	3,227	147	4.8
Net financial expense	(20)	(56)	(36)	180.0
Net income from investments	1,375	1,394	19	1.4
Income before extraordinary items and income taxes	4,435	4,565	130	2.9
Net extraordinary income (expense)	103	(55)	(158)	(153.4)
Cancellation of tax interference	0	1,076	1,076	..
Income before income taxes	4,538	5,586	1,048	23.1
Income taxes	(586)	(899)	(313)	53.4
Adjustments for tax purposes	(1,102)		1,102	..
Net income	2,850	4,687	1,837	64.5

Condensed balance sheet	(million euro)
Dec. 31, 2003	Dec. 31, 2004	Change

Net capital employed	29,133	27,185	(1,948)
Shareholders’ equity	24,402	26,207	1,805
Reserves for tax purposes	1,409		(1,409)
Net borrowings	3,322	978	(2,344)
Total liabilities and shareholders’ equity	29,133	27,185	(1,948)

Debt and bonds	3,933	2,846	(1,087)
short-term	2,508	2,575	67
long-term	1,425	271	(1,154)
Cash, cash equivalents and certain non operating financing receivables and securities	(611)	(1,868)	(1,257)
Net borrowings	3,322	978	(2,344)

Eni preliminary results

for

2004

Summary financial data	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

13,634	16,421	2,787	20.4	Net sales from operations	51,487	58,346	6,859	13.3
2,508	3,694	1,186	47.3	Operating income	9,517	12,463	2,946	31.0
1,540	2,180	640	41.6	Net income	5,585	7,274	1,689	30.2
2,687	2,041	(646)	(24.0)	Capital expenditure	8,802	7,503	(1,299)	(14.8)
				Net borrowings at period end	13,543	10,228	(3,315)	(24.5)

Summary operating data
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

				Daily production:
1,035	1,090	55	5.3	oil (thousand barrels)	981	1,034	53	5.4
602	614	12	2.0	natural gas (1) (thousand boe)	581	590	9	1.5
1,637	1,704	67	4.1	hydrocarbons (2) (thousand boe)	1,562	1,624	62	4.0
				Proved reserves:
				oil (thousand barrels)	4,138	4,008	(130)	(3.1)
				natural gas (1) (thousand boe)	3,134	3,210	76	2.4
				hydrocarbons (2) (thousand boe)	7,272	7,218	(54)	(0.7)
20.32	20.35	0.03	0.1	Sales of natural gas to third parties (billion cubic meters)	69.49	73.43	3.94	5.7
0.60	1.05	0.45	75.0	Own consumption of natural gas (billion cubic meters)	1.90	3.70	1.80	94.7
20.92	21.40	0.48	2.3		71.39	77.13	5.74	8.0
2.18	2.15	(0.03)	(1.4)	Sales of natural gas of Eni’s affiliates and relevant companies (net to Eni) (billion cubic meters)	6.94	7.32	0.38	5.5
23.10	23.55	0.45	1.9	Total sales and own consumption of natural gas (billion cubic meters)	78.33	84.45	6.12	7.8
6.58	7.47	0.89	13.5	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	24.63	28.26	3.63	14.7
1.88	4.29	2.41	128.2	Electricity production sold (terawatthour)	5.55	13.93	8.38	151.0
12.63	12.64	0.01	0.1	Sales of refined products (million tonnes)	51.43	53.54	3.11	6.2
1,214	1,270	56	4.6	Sales of petrochemicals products (thousand tonnes)	5,266	5,299	33	0.6

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded in boe at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.
(2)	Includes natural gas volumes consumed in operations (38,000 and 45,000 boe/day in 2004 and in the fourth quarter of 2004, respectively; 26,000 and 29,000 boe/day in 2003 and in the fourth quarter of 2003, respectively).

Key market indicators
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

29.42	44.01	14.59	49.6	Average price of Brent dated crude oil (1)	28.84	38.22	9.38	32.5
1.189	1.296	0.107	9.0	Average EUR/USD exchange rate (2)	1.131	1.244	0.113	10.0
24.74	33.96	9.22	37.3	Average price in euro of Brent dated crude oil	25.50	30.72	5.22	20.5
2.34	4.32	1.98	84.6	Average European refining margin (3)	2.65	4.02	1.37	51.7
1.97	3.33	1.36	69.0	Average European refining margin in euro	2.34	3.23	0.89	38.0
2.2	2.2			Euribor - three-month euro rate (%)	2.3	2.1	(0.20)	(8.7)

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Eni calculations based on Platt’s Oilgram data.

results of operations

Income Statement	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

13,634	16,421	2,787	20.4	Net sales from operations	51,487	58,346	6,859	13.3
386	371	(15)	(3.9)	Other income and revenues	913	1,302	389	42.6
(10,093)	(11,745)	(1,652)	(16.4)	Operating expenses	(37,732)	(42,324)	(4,592)	(12.2)
(1,419)	(1,353)	66	4.7	Depreciation, amortization and writedowns	(5,151)	(4,861)	290	5.6
2,508	3,694	1,186	47.3	Operating income	9,517	12,463	2,946	31.0
(50)	(43)	7	14.0	Net financial expense	(154)	(95)	59	38.3
(112)	40	152	..	Net income from investments	(17)	229	246	..
2,346	3,691	1,345	57.3	Income before extraordinary items and income taxes	9,346	12,597	3,251	34.8
(110)	(243)	(133)	(120.9)	Net extraordinary income (expense)	49	(56)	(105)	..
2,236	3,448	1,212	54.2	Income before income taxes	9,395	12,541	3,146	33.5
(528)	(1,119)	(591)	(111.9)	Income taxes	(3,241)	(4,653)	(1,412)	(43.6)
1,708	2,329	621	36.4	Income before minority interest	6,154	7,888	1,734	28.2
(168)	(149)	19	11.3	Minority interest	(569)	(614)	(45)	(7.9)
1,540	2,180	640	41.6	Net income	5,585	7,274	1,689	30.2

Eni’s preliminary consolidated financial statements at December 31, 2004 showed a net income of euro 7,274 million, an increase of euro 1,689 million over 2003, up 30.2%, due essentially to a positive operating performance (up euro 2,946 million) registered in particular in Eni’s Exploration & Production business, offset by higher income taxes (euro 1,412 million). This positive performance was achieved also with the contribution of the petrochemical business. Eni’s operating income of euro 12,463 million is the highest ever achieved by Eni, euro 1.7 billion higher than the previous record of 2000.

Return on capital employed (ROACE)1 reached 18.8% (15.6% in 2003).

Operating Income	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,379	2,298	919	66.6	Exploration & Production	5,746	8,017	2,271	39.5
1,169	881	(288)	(24.6)	Gas & Power	3,627	3,463	(164)	(4.5)
107	410	303	283.2	Refining & Marketing	583	965	382	65.5
(62)	151	213	..	Petrochemicals	(176)	271	447	..
91	83	(8)	(8.8)	Oilfield Services Construction and Engineering	311	260	(51)	(16.4)
(72)	(58)	14	19.4	Other activities (1)	(293)	(244)	49	16.7
(104)	(71)	33	31.7	Corporate and financial companies (1)	(281)	(269)	12	4.3
2,508	3,694	1,186	47.3	Operating income	9,517	12,463	2,946	31.0

(1)	Following its merger into Eni, EniData which manages Eni’s IT activities, formerly included in “Other Activities”, is now included in “Corporate and financial companies”. Data for 2003 and the fourth quarter of 2004 have been reclassified accordingly, in order to allow for a homogeneous comparison.

(1)	Ratio between net income before minority interest plus net financial charges on net financial debt, less the related tax effect and net capital employed.

Eni’s operating income for 2004 totaled euro 12,463 million, an increase of euro 2,946 million over 2003, up 31%, due in particular to increases recorded by:

•	the Exploration & Production segment (euro 2,271 million, up 39.5%) related essentially to an increase in oil prices in dollars (Brent up 32.5%)[2], higher hydrocarbon production sold (20.3 million boe, up 3.6%) and net gains on the sale of mineral assets (euro 334 million). These positive factors were offset in part by the effects of the 10% depreciation of the dollar over the euro (approximately euro 890 million, partly due to the conversion of financial statements of subsidiaries with currencies other than the euro);
•	the Petrochemical segment (euro 447 million) related to a recovery in margins, improved industrial and sales performance and lower asset writedowns (euro 119 million);
•	the Refining & Marketing segment (euro 382 million, up 65.5%) essentially due to an increase in refining margins (Brent margin was up 1.37 dollar/barrel), higher intake processing and higher sales on retail markets in the rest of Europe, whose effects were offset in part by lower margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

These positive factors were partly offset by a decline registered in the Gas & Power segment (euro 164 million, down 4.5%) due essentially to a decline in margins on natural gas sales, also related to the different measure of appreciation of the euro over the dollar with respect to 2003, whose effects were offset in part by increased volumes of natural gas sold outside Italy (4.41 billion cubic meters, up 23.7%) and increased volumes of electricity (8.38 terawatthour, up 151%) and higher operating income in transport activities in Italy and outside Italy.

Analysis of income statement items

Net sales from operations	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

3,280	4,520	1,240	37.8	Exploration & Production	12,746	15,349	2,603	20.4
4,534	5,175	641	14.1	Gas & Power	16,068	17,258	1,190	7.4
5,539	7,019	1,480	26.7	Refining & Marketing	22,148	26,058	3,910	17.7
1,038	1,502	464	44.7	Petrochemicals	4,487	5,417	930	20.7
1,972	1,766	(206)	(10.4)	Oilfield Services Construction and Engineering	6,306	6,503	197	3.1
363	259	(104)	(28.7)	Other activities	1,302	1,279	(23)	(1.8)
313	294	(19)	(6.1)	Corporate and financial companies	638	851	213	33.4
(3,405)	(4,114)	(709)	20.8	Consolidation adjustment	(12,208)	(14,369)	(2,161)	17.7
13,634	16,421	2,787	20.4		51,487	58,346	6,859	13.3

Eni’s net sales from operations for 2004 hit the euro 58,346 million record level, with an increase of euro 6,859 million over 2003, up 13.3%, due essentially to higher oil prices in dollars, higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the impact of the depreciation of the dollar over the euro (approximately euro 1,100 million).

Depreciation, amortization and writedown charges (euro 4,861 million) decreased by euro 290 million over 2003, down 5.6%.

(2)	In 2004 Brent prices in euro increased by 20.5%.

Depreciation and amortization charges (euro 4,566 million) declined by euro 144 million due the decline registered in particular in the Exploration & Production segment (euro 112 million) related to the effect of the conversion of financial statements of subsidiaries with currency other than the euro, lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis), offset only in part by higher development amortization charges (euro 246 million on a constant exchange rate basis) related to higher production and expenditure aimed at maintaining production levels in mature fields in Italy, Egypt, the United Kingdom and Indonesia. Amortization charges of the Gas & Power segment increased by euro 39 million, due in particular to the coming on stream of power generation units at Ferrera Erbognone and Ravenna.

Writedowns (euro 295 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 266 million). In 2003 writedowns (euro 441 million) concerned mainly proved and unproved property in the Exploration & Production segment (euro 227 million) and petrochemical plants (euro 122 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities (goodwill) amounted to euro 146 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 124 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 270 million.

Net financial expense (euro 95 million) decreased by euro 59 million over 2003, down 38.3%, due in particular to lower interest rates on European markets (Euribor down 0.2 percentage points) and lower average net borrowings3. These positive factors were offset in part by the provision to the risk reserve of euro 62 million, related to the sale to British Telecom Plc of the financing receivable from Albacom (Eni’s interest 35%) for euro 87 million (see p. 10 below).

Net income from investments amounted to euro 229 million (as compared to a net expense of euro 17 million in 2003) and represented the balance of income of euro 312 million and expense of euro 83 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 198 million), in particular in the Gas & Power (euro 109 million), Oilfield Services, Construction and Engineering segments (euro 49 million) and Refining & Marketing (euro 35 million); (ii) dividends received by subsidiaries and affiliates accounted for at cost (euro 72 million, euro 48 million of which by Nigeria LNG Ltd - Eni’s interest 10.4%); (iii) gains on disposals (euro 36 million) concerning in particular the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 23 million) and a 50% interest in Finifast Srl in the Refining & Marketing segment (euro 3 million). Expense concerned essentially Eni’s share of losses of subsidiaries and affiliates, relating in particular to Albacom SpA (euro 41 million), Unión Fenosa Gas SA (euro 3 million, related to the amortization of the difference between purchase cost and net book value) and Galp Energia SGPS SA (euro 5 million, affected by the euro 107 million amortization of the difference between purchase cost and net book value).

The euro 246 million improvement in net income from investments (from a euro 17 million expense to a euro 229 million income) was due to: (i) lower losses recognized by Albacom (Eni’s interest 35%) of euro 87 million; (ii) improved results of operations of Blue Stream (Eni’s interest 50%), Galp Energia (Eni’s interest 33.35%) and Unión Fenosa Gas (Eni’s interest 50%) for a total of euro 61 million; (iii) higher dividends received (euro 50 million) in particular from Nigeria LNG (Eni’s interest 10.4%).

(3)	Excluding loans directed to specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.

Net extraordinary income and expense are described in the following table.

(million euro)
2003	2004

Extraordinary income
Gains on disposals	290	661
Other extraordinary income	273	44
	563	705
Extraordinary expense
Restructuring costs:
- charges and provisions for risks and contingencies	(248)	(601)
- cost of redundancy incentives	(116)	(54)
- writedowns of fixed assets and losses from investments	(66)	(20)
	(430)	(675)
Other extraordinary expense	(84)	(86)
Total extraordinary expense	(514)	(762)
	49	(56)

Gains on disposals amounted to euro 661 million and concerned essentially: (i) the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 519 million); (ii) the divestment of Eni’s 100% interest in Agip do Brasil SA, a company operating in the area of distribution of refined products and LPG (euro 94 million); (iii) the divestment of the waste disposal business in Ravenna (euro 27 million); (iv) the divestment of service stations in the Refining & Marketing segment (euro 12 million).

Charges and provisions for risks and contingencies of euro 601 million concerned essentially: (i) environmental charges of Syndial SpA (euro 162 million) and in the Refining & Marketing segment (euro 141 million); (ii) provisions to the reserve for risks and liabilities of the estimated expense of euro 91 million related to Eni’s participation in Oil Insurance Ltd, related to the accident rate of the past five years (strongly affected by the exceptionally high number of accidents occurred in 2004) which will be paid in the next five years; (iii) charges for contingent liabilities related to divestments carried out in the Refining & Marketing segment (euro 64 million); (iv) a provision to the reserve for risks and liabilities in connection with a tax claim (euro 39 million) and restructuring charges (euro 14 million) related to the process of portfolio rationalization in the United Kingdom in the Exploration & Production segment; (v) restructuring charges relating to decomissioned sites of Syndial SpA (euro 20 million).

Redundancy incentives amounted to euro 54 million and concerned in particular the Refining & Marketing (euro 20 million), Gas & Power (euro 10 million), Petrochemical (euro 6 million), Corporate and financial companies (euro 11 million).

Writedowns and losses on disposal for euro 20 million concerned essentially the writedown of the solvent manufacture plant in Fornovo, due to the reorganization of activities (euro 18 million).

In 2003 extraordinary income concerned essentially the settlement paid by Edison SpA regarding the Enimont dispute (euro 200 million) and gains on the sale of service stations and minor assets in the Refining & Marketing segment (euro 237 million). Extraordinary expense concerned mainly: (i) environmental charges at Syndial SpA (euro 82 million) and in the Refining & Marketing segment (euro 51 million), as well as charges related to the decommissioning of certain dismissed sites related to Syndial SpA (euro 48 million); (ii) redundancy incentives (euro 116 million); (iii) writedowns and losses from investments (euro 66 million).

Income taxes (euro 4,653 million) increased by euro 1,412 million, up 43.6%, related essentially to higher income before taxes (euro 3,146 million) and the fact that in 2003 deferred tax assets of euro 701 million were recognized in connection with the revaluation of assets provided for by the 2004 Italian budget law (euro 414 million) and the alignment of the fiscal value of Stoccaggi Gas Italia SpA’s assets to their book value as well as the elimination of certain favorable fiscal provisions. These negative factors were offset in part by the recognition of deferred tax assets concerning the timing difference between the fiscal value and the book value of: (i) Stoccaggi Gas Italia related to natural gas stocks which time difference had not been recognized in 2003 (euro 259 million)4; (ii) Syndial, due to the inclusion of this company in Eni’s consolidated accounts for Italian tax purposes, related essentially to non deducted risk reserve charges and writedown of tangible assets; (iii) Agip Caspian Sea BV following the approval of the development plan of the Kashagan field by the Kazakh authorities, related essentially to exploration costs fully amortized in the year they were incurred (euro 88 million). Exemption from corporate income tax on gains from the sale of interests contributed to the reduction of taxable income as well as the one percentage point decline in statutory tax rate (from 34 to 33%).

Minority interest (euro 614 million) concerned essentially Snam Rete Gas SpA (euro 489 million) and Saipem SpA (euro 114 million). The euro 45 million increase over 2003 was due in particular to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

Consolidated balance sheet	(million euro)
Ch. vs.
2003	2004	Dec. 31, 2003

Net capital employed	41,861	42,699	838
Shareholders’ equity including minority interests	28,318	32,471	4,153
Net borrowings	13,543	10,228	(3,315)
Total liabilities and shareholders’ equity	41,861	42,699	838

Debt and bonds	16,254	12,725	(3,529)
short-term	7,918	5,051	(2,867)
long-term	8,336	7,674	(662)
Cash, cash equivalents and certain non operating financing receivables and securities	(2,711)	(2,497)	214
Net borrowings	13,543	10,228	(3,315)

The appreciation of the euro over other currencies, in particular the US dollar (at December 31, 2004 the euro was up 7.8% over the US dollar with respect to December 31, 2003) determined an estimated decline in the book value of net capital employed of about euro 1,150 million, in net equity of about euro 680 million and in net borrowings of about euro 470 million as a result of the conversion of financial statements expressed in currencies other than the euro at December 31, 2004.

Net borrowings at December 31, 2004 amounted to euro 10,228 million, a euro 3,315 million decline over December 31, 2003, due to cash flow generated by operating activities, cash from disposals (euro 1,813 million) and the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 470 million). These factors were offset in part by: (i) financial requirements for capital expenditure and investments (euro 7,819 million) and the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) the effects of changes in consolidation (euro 351 million).

(4)	In fiscal year 2003, Stoccaggi Gas Italia, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied Law No. 448 of December 28, 2001, that allows companies receiving contributions-in-kind of assets to align the taxable value of these assets to the higher book value by paying a 9% special rate tax instead of the 34% statutory tax rate. Therefore in Eni’s 2003 consolidated financial statements a deferred tax asset of euro 287 million (net of the special rate tax of euro 154 million) was recognized on the temporary difference between the taxable value and the book value of these assets. See “2003 Annual Report on Form 20-F - Item 5 Operating and financial review and prospects - Results of operations, under the caption Income Taxes”. On that occasion, the deferred tax asset arising from the temporary difference between the taxable value and the book value of natural gas volumes held in storage (euro 696 million) was not recognized because its recoverability was not considered reasonably certain, given the fact that Law No. 170 of 1974 did not establish limitations to the renewal of natural gas storage concessions. As a matter of fact Italian GAAP state that no deferred tax asset can be recognized unless there exists a reasonable degree of certainty about its future recoverability. On the contrary the newly enacted Law No. 239 of August 23, 2004 establishes a limit to the renewal of natural gas storage concessions; in particular article 1 line 61 states: “holders of natural gas underground storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession”. On this basis in 2004 accounts a deferred tax asset was recognized of euro 259 million.

As compared to September 30, 2004, net borrowings declined by euro 959 million (from euro 11,187 million to euro 10,228 million) related to cash flows from operating activities and the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro, whose effects were offset in part by financial requirements for capital expenditure and investments.

Cash from disposals (euro 1,813 million) concerned essentially: (i) the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million); (ii) the divestment of mineral assets in the North Sea, Italy, Azerbaijan, Mauritania and Gabon within the process of rationalization of Eni’s mineral portfolio (euro 552 million) in the Exploration & Production segment; (iii) the divestment of Agip do Brasil SA, a wholly-owned subsidiary operating in the area of distribution of refined products and LPG (euro 366 million); (iv) the sale of the waste disposal business in Ravenna (euro 49 million); (v) the divestment of the Baytown plant for the manufacture of elastomers (euro 31 million) in the Petrochemical segment; (vi) the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 28 million); (vii) the sale of service stations in the Refining & Marketing segment (euro 16 million).

The debt to equity ratio went from 0.48 at December 31, 2003 to 0.31 at December 31, 2004.

Debts and bonds amounted to euro 12,725 million, of which 5,051 were short-term (including the short-term portion of long-term debt due within 12 months for euro 936 million) and 7,674 were long-term.

Net equity at December 31, 2004 (euro 32,471 million) increased by euro 4,153 million over December 31, 2003, due essentially to net income before minority interest for the period (euro 7,888 million), whose effects were offset in part by the payment of dividends for 2003 (euro 3,077 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 680 million).

In the period from January 1 to December 31, 2004 a total of 4.23 million own shares were purchased for a total of euro 70 million (on average euro 16.60 per share). From the beginning of the share buy-back program on September 1, 2000, a total of 234.8 million own shares were purchased, equal to 5.86% of Eni’s share capital, for a total of euro 3,238 million (on average euro 13.79 per share).

Capital expenditure	(million euro)
Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,537	1,264	(273)	(17.8)	Exploration & Production	5,681	4,912	(769)	(13.5)
649	358	(291)	(44.8)	Gas & Power	1,760	1,446	(314)	(17.8)
303	278	(25)	(8.3)	Refining & Marketing	730	669	(61)	(8.4)
66	41	(25)	(37.9)	Petrochemicals	141	99	(42)	(29.8)
69	72	3	4.3	Oilfield Services Construction and Engineering	278	209	(69)	(24.8)
35	15	(20)	(57.1)	Other activities	71	48	(23)	(32.4)
28	13	(15)	(53.6)	Corporate and financial companies	141	120	(21)	(14.9)
2,687	2,041	(646)	(24.0)		8,802	7,503	(1,299)	(14.8)

Capital expenditure amounted to euro 7,503 million, of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Capital expenditure of the Exploration & Production segment amounted to euro 4,912 million and concerned primarily development expenditure (euro 4,369 million, euro 4,969 million in 2003) mainly directed outside Italy (euro 3,991 million): in particular in Libya (the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15), Kazakhstan, Egypt, Nigeria and Norway. Development expenditure in Italy (euro 378 million) concerned in particular the continuation of the drilling program and work for plant and infrastructure in Val d’Agri and sidetrack and infilling activities in mature areas. Exploration expenditure amounted to euro 499 million (euro 635 million in 2003), of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, United States, Nigeria, Norway, Indonesia and Kazakhstan. In Italy essentially the onshore of Sicily and Central Italy.

Capital expenditure in the Gas & Power segment totaled euro 1,446 million and related mainly to: (i) development and maintenance of Eni’s natural gas transmission network in Italy (euro 553 million); (ii) the continuation of the construction of combined cycle power plants (euro 451 million) in particular at Ferrera Erbognone, Brindisi and Mantova; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 168 million); (iv) the completion of the Greenstream gasline (euro 159 million) that started operations in October.

Capital expenditure in the Refining & Marketing segment amounted to euro 669 million and concerned essentially: (i) refining and logistics (euro 414 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications in force from January 1, 2005; (ii) the upgrade of the refined product distribution network in Italy (euro 184 million); (iii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 69 million, of which 20 million related to construction of new stations and purchases in particular in Spain and France).

Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 209 million and concerned mainly: (i) the construction and upgrade of logistical support means in Kazakhstan, Angola and Nigeria; (ii) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4, on the Perro Negro 3 jack-up and on the Castoro 8 pipelaying vessel; (iii) the purchase of plant and equipment required for the Sakhalin project in Russia.

Capital expenditure in the Corporate and financial companies segment amounted to euro 120 million and concerned mainly expenditure of Serleasing SpA (euro 50 million) related in particular to IT, the Eni Slurry Technology project (euro 44 million) and Eni’s IT applications (euro 14 million).

Fourth quarter

Eni’s net income for the fourth quarter of 2004 totaled euro 2,180 million, an increase of euro 640 million over the fourth quarter of 2003, up 41.6%, due essentially to higher operating income (euro 1,186 million), whose effects were offset in part by: (i) higher income taxes (euro 591 million); (ii) higher net extraordinary expense (euro 133 million) related in particular to higher provisions to the reserve for environmental risks and for liabilities.

Eni’s operating income for the fourth quarter of 2004 totaled euro 3,694 million, increasing by 47.3% over the fourth quarter of 2003, related in particular to the increases recorded by:

•	the Exploration & Production segment (euro 919 million, up 66.6%) related essentially to an increase in oil prices in dollars (Brent up 49.6%)[5] and higher hydrocarbon production sold (5.2 million boe, up 3.5%), whose effects were offset in part by the impact of the 9% depreciation of the dollar over the euro (approximately euro 230 million);
•	the Refining & Marketing segment (euro 303 million, up 283%) essentially due to an increase in refining margins (Brent margin was up 84.6%) and higher intake processing, whose effects were offset in part by the effect of the depreciation of the dollar over the euro;
•	the Petrochemical segment (euro 213 million) related to a recovery in margins and a better industrial and sales performance.

(5)	In the fourth quarter Brent prices in euro increased by 37.3%.

These positive factors were partly offset by a decline in operating income registered in the Gas & Power segment (euro 288 million, down 24.6%) due essentially to a decline in margins on natural gas sales, also related to the different measure of appreciation of the euro over the dollar with respect to the fourth quarter of 2003.

Management’s expectations of operations

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	daily production of hydrocarbons is forecasted to grow over 2004 (1.62 million boe/day) in line with the planned average growth rate for the 2004-2008 period (over 5%). Increases will be achieved outside Italy (in particular in Egypt, Libya, Angola, Norway, Algeria and Kazakhstan) due to the reaching of full production of fields started up in late 2004 and start-ups planned for 2005;
•	volumes of natural gas sold (including own consumption and sales by Eni affiliates and relevant companies)[6] are expected to remain stable (84.45 billion cubic meters in 2004); higher sales expected in Europe (Spain, Germany and Turkey) are going to be offset by expected declines in Italy;
•	volumes of natural gas transported on behalf of third parties in Italy are expected to increase by about 6% (28.26 billion cubic meters in 2004) related to the forecasted trends of demand for natural gas;
•	electricity production sold is expected to increase by about 50% (13.93 terawatthour in 2004) due to the coming on stream of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites (total installed generation capacity at December 31, 2004 was 3.3 gigawatt) and the full commercial activity of the units installed in 2004 at the Ravenna and Ferrera Erbognone plants;
•	refinery processing intake on own account is expected to remain stable (37.68 million tonnes in 2004) due in particular to higher processing outside Italy in support of increasing sales in the rest of Europe, offset by an expected decline in Italy, also related to expected lower processing at the Gela refinery following the damage caused by a seastorm to the docking infrastructure in December 2004;
•	sales of refined products on the Agip branded network in Italy and the rest of Europe are expected to increase by about 4% (14.4 million tonnes in 2004); average throughput on the Agip branded network is expected to increase both in Italy (2,528,000 liters in 2004) and in the rest of Europe (2,393,000 liters in 2004).

In 2005 capital expenditure is expected to amount to euro 7.3 billion; about 91% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Italy, Angola, Kazakhstan, Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution network in Italy, as well as continuation of the plan of power station construction; (iii) in the Refining & Marketing segment, the completion of the tar gasification plant at the Sannazzaro refinery, the increase in efficiency and product quality and the upgrade of the fuel distribution network in Italy and the rest of Europe.

Following the closure of the divestment procedure underway, during 2005 Eni expects to sell 90% of the share capital of Italiana Petroli SpA, with obligation for the purchaser to buy the remaining shares (10%) five years after the date of the purchase.

(6)	At present the only relevant company is Nigeria LNG (Eni’s interest 10.4%).

Subsequent Events

Sale of Eni’s interest in Albacom

On February 4, 2005 shareholders of Albacom (Eni SpA - 35%, Mediaset SpA - 19.5%, Banca Nazionale del Lavoro SpA (BNL) - 19.5%) sold their interests in Albacom to British Telecom Plc (BT). The contract provides also for the sale to BT by Eni and Mediaset of a financial receivable (Eni’s share is euro 87 million) acquired at nominal value from BNL related to a euro 250 million loan granted by BNL to Albacom and guaranteed by the partners proportionally to their interest. BNL sold to BT the residual amount of the loan. The consideration for the sale of the interest and financial receivable, payable after 5 years, is linked to a formula linked in turn to EBITDA achieved by Albacom in the year closing on March 31, 2009 with a floor and a cap charged with interest accrued. In the preparation of 2004 preliminary consolidated results the floor price was assumed.

Snam Rete Gas

On February 18, 2005, the Council of Ministers, on proposal of the Ministry for Economy and Finance, presented a Draft Decree of the President of the Council of Ministers which defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA (50.06%). The special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government will be included in the by-laws of this company. After the publication of the relevant Decree, Eni will continue the procedure for the sale of Snam Rete Gas SpA shares until Eni’s interest reaches 20% before July 1, 2007.

operating and economic review by segment

exploration & production

Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,379	2,298	919	66.6	Operating income (million euro)	5,746	8,017	2,271	39.5
1,637	1,704	67	4.1	Daily production of hydrocarbons (thousand boe)	1,562	1,624	62	4.0
293	272	(21)	(7.2)	Italy	300	271	(29)	(9.7)
368	411	43	11.7	North Africa	351	380	29	8.3
278	339	61	21.9	West Africa	260	316	56	21.5
348	306	(42)	(12.1)	North Sea	345	308	(37)	(10.7)
350	376	26	7.4	Rest of world	306	349	43	14.1
147.7	152.9	5.2	3.5	Hydrocarbon production sold (million boe)	556.2	576.5	20.3	3.6

2004

Operating income amounted to euro 8,017 million increasing by euro 2,271 million over 2003, up 39.5%, due to: (i) higher average realizations in dollars (oil up 30.3%, natural gas up 9.3%); (ii) higher hydrocarbon production sold (20.3 million boe, up 3.6%); (iii) the recognition of net gains on the sale of assets, as part of Eni’s mineral right portfolio rationalization program (euro 334 million); (iv) lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis). These positive factors were offset in part by: (i) the effect (approximately euro 890 million) of the appreciation of the euro over the dollar (up 10%); (ii) higher production costs and amortization related to higher production and capital expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, the United Kingdom and Indonesia); (iii) higher provisions to the site restoration and abandonment reserve (euro 182 million).

In 2004 daily hydrocarbon production amounted to 1,624,000 boe increasing by 62,000 boe over 2003, up 4%, due to: (i) production increases mainly in Nigeria, Angola, Kazakhstan, Pakistan, Libya and Egypt; (ii) the start-up of fields in Angola, Australia, Algeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy and the United Kingdom; (ii) lower production entitlements (38,000 boe) in Production Sharing Agreements (PSA) related to higher international oil prices7; (iii) the effect of the divestment of assets (13,000 boe). The share of production outside Italy was 83.3% (80.8% in 2003).

Daily production of oil and condensates (1,034,000 barrels) increased by 53,000 barrels over 2003, up 5.4%, due to increases registered in: (i) Nigeria, due to the start-up of the Okpoho field (Eni’s interest 100%) and the reaching of full production of the Abo (Eni operator with a 50.19% interest) and the Nase-EA (Eni’s interest 12.86%) fields; (ii) Angola, due to the reaching of full production at the Xicomba field and the start-up of the Kizomba A area in Block 15 (Eni’s interest 20%); (iii) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to the beginning of exports from the Novorossiysk terminal on the Russian coast of the Black Sea; (iv) Venezuela, due to the fact that in early 2003 production had been interrupted during a general strike; (v) Australia, due to the reaching of full production at the Woollybutt field (Eni operator with a 65% interest) and the start-up of the Bayu Undan field (Eni’s interest 12.04%); (vi) Libya, due to the start-up of the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 33.33%); (vii) Algeria, due to the start-up of the Rod and satellite fields (Eni’s interest 63.96%). These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the

(7)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

divestment of assets. In Italy the production decline of mature fields (in particular Villafortuna/Trecate, Ragusa and Aquila) was offset in part by higher production in Val d’Agri affected by standstills related to the connection of the fourth treatment train of the oil center.

Daily production of natural gas (590,000 boe) increased by 9,000 boe over 2003, up 1.5%, due essentially to increases registered in: (i) Pakistan due to the reaching of full production at the Sawan (Eni’s interest 23.68%) and Bhit (Eni operator with a 40% interest) fields; (ii) Egypt for the increase in local demand; (iii) Libya, due to the start-up of the Wafa field (Eni’s interest 50%); (iv) Kazakhstan, Norway (reaching of full production of the Mikkel field, Eni’s interest 14.9%) and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy and the United Kingdom.

Hydrocarbon production sold amounted to 576.5 million boe. The 18.1 million boe difference over production was due essentially to own consumption of natural gas (13.9 million boe) and lower withdrawals as compared to allotted shares (over/underlifting8) outside Italy for 4 million boe.

Eni’s proved reserves of hydrocarbons at December 31, 2004 totaled 7,218 million boe (oil and condensate 4,008 million barrels; natural gas 3,210 million boe) slightly decreasing (down 54 million boe, or 0.7%) over December 31, 2003. The reserve replacement ratio was 132% without taking into account the effects of lower entitlements due to higher oil prices in PSA contracts (161 million boe) and asset divestment (81 million boe); this average declines to 91% after these effects. The average reserve life index is 12.1 years (12.7 in 2003). The following table describes the evolution of proved reserves in 2004.

(million boe)
Proved reserves at December 31, 2003		7,272
Extensions and discoveries, revisions of previous estimates and improved recovery	782
Production	(594)	188
		7,460
Effect of higher oil prices in PSAs		(161)
Sales of minerals in place		(81)
Proved reserves at December 31, 2004		7,218

After the PSA’s price effect, proved reserves booked in 2004 (621 million boe) derived from: (i) extensions and discoveries (329 million boe) in particular in Kazakhstan, Egypt, Libya, Australia, Angola and the United Kingdom; (ii) revisions of previous estimates (227 million boe) in particular in Egypt, Libya, Iran, Congo, Pakistan, Angola and Norway, offset in part by decreasing revisions in Kazakhstan, the United States and Algeria; (iii) improved recovery (65 million boe) in particular in Angola and Algeria. These increases offset in part the decline related to production (594 million boe) and sales of minerals in place in the British section of the North Sea, Italy, Gabon, Azerbaijan, the Netherlands and Egypt (81 million boe).

Fourth quarter

Operating income for the fourth quarter of 2004 totaled euro 2,298 million, representing a euro 919 million increase over the fourth quarter of 2003, up 66.6%, due mainly to higher average realizations in dollars (oil up 41.4%, natural gas up 24.9%) and increased hydrocarbon production sold (5.2 million boe, up 3.5%), whose effects were offset in part by the appreciation of the euro over the dollar (approximately euro 230 million).

(8)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

In the fourth quarter of 2004 daily hydrocarbon production amounted to 1,704,000 boe, increasing by 67,000 boe over the fourth quarter of 2003, up 4.1%, due to start-ups of fields in Angola, Libya, Iran, Algeria and Nigeria, as well as production increases registered in Angola, Nigeria, Kazakhstan, Egypt, Pakistan and the United States. These increases were partly offset by: (i) production declines in mature fields in Italy and the United Kingdom; (ii) lower entitlements in PSAs (58,000 boe); (iii) the effect of the divestment of assets (31,000 boe).

Daily production of oil and condensates (1,090,000 barrels) increased by 55,000 barrels, up 5.3%, due to increases registered in particular in Angola, Nigeria, Libya, Kazakhstan, the United States and Italy, whose effects were partly offset by the effects of the divestment of assets and declines of mature fields in the United Kingdom.

Daily production of natural gas (614,000 boe) increased by 12,000 boe, up 2%, due to increases registered in Libya, Egypt, Pakistan and Kazakhstan, whose effects were offset in part by production declines of mature fields in particular in Italy and the impact of divestments.

gas & power

Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

1,169	881	(288)	(24.6)	Operating income (million euro)	3,627	3,463	(164)	(4.5)
				Sales of natural gas (billion cubic meters)
14.20	13.74	(0.46)	(3.2)	Italy	50.86	50.39	(0.47)	(0.9)
4.64	3.37	(1.27)	(27.4)	Wholesalers	15.36	14.18	(1.18)	(7.7)
	0.54	0.54	..	Gas release		0.54	0.54	..
9.56	9.83	0.27	2.8	End customers	35.50	35.67	0.17	0.5
3.35	3.36	0.01	0.3	Industrial users	13.17	12.39	(0.78)	(5.9)
3.79	4.18	0.39	10.3	Thermoelectric users	15.03	15.92	0.89	5.9
2.42	2.29	(0.13)	(5.4)	Residential and commercial	7.30	7.36	(0.06)	(0.8)
5.88	6.36	0.48	8.2	Rest of Europe	17.54	21.87	4.33	24.7
0.24	0.25	0.01	4.2	Outside Europe	1.09	1.17	0.08	7.3
20.32	20.35	0.03	0.1	Total sales to third parties	69.49	73.43	3.94	5.7
0.60	1.05	0.45	75.0	Own consumption	1.90	3.70	1.80	94.7
20.92	21.40	0.48	2.3		71.39	77.13	5.74	8.0
2.18	2.15	(0.03)	(1.4)	Natural gas sales of affiliates and relevant companies (1) (net to Eni)	6.94	7.32	0.38	5.5
2.05	1.95	(0.10)	(4.9)	Europe	6.23	6.60	0.37	5.9
0.13	0.20	0.07	53.8	Outside Europe	0.71	0.72	0.01	1.4
23.10	23.55	0.45	1.9	Total sales and own consumption of natural gas (billion cubic meters)	78.33	84.45	6.12	7.8
20.72	21.02	0.30	1.4	Transport of natural gas in Italy (billion cubic meters)	76.37	80.41	4.04	5.3
14.14	13.55	(0.59)	(4.2)	Eni	51.74	52.15	0.41	0.8
6.58	7.47	0.89	13.5	Third parties	24.63	28.26	3.63	14.7
1.88	4.29	2.41	128.2	Electricity production sold (terawatthour)	5.55	13.93	8.38	151.0

(1)	At present the only relevant company is Nigeria LNG (Eni’s interest 10.4%).

2004

Operating income in 2004 amounted to euro 3,463 million, a euro 164 million decrease over 2003, down 4.5%, due mainly to: (i) lower margins on natural gas sales, due also to the effect of the different measure of appreciation of the euro over the dollar with respect to 2003; (ii) lower natural gas distribution tariffs; (iii) higher net operating expense (euro 49 million) related in particular to lower release of redundant risk reserves. These negative factors were offset in part by: (i) an increase in natural gas volumes sold (5.74 billion cubic meters, including own consumption, up 8%) and distributed, whose effects were offset in part by a different sales mix; (ii) higher results in natural gas transport activities outside Italy due to the tariff review process and in natural gas transmission in Italy, due also to the reimbursement of the first instalment paid to the Sicilia Region in 2002 following the establishment of a new tax under Regional Law No. 2 of March 26, 2002 (euro 11 million)9; (iii) higher results in power generation related in particular to increased production sold (8.38 terawatthour, up 151%); (iv) the fact that in the fourth quarter of 2003 the writedown of distribution assets in Brazil was recorded (euro 30 million).

Natural gas sales (84.45 billion cubic meters, including own consumption and Eni’s share of sales of affiliates and relevant companies) increased by 6.12 billion cubic meters over 2003, up 7.8%, due mainly to higher sales in the rest of Europe (4.33 billion cubic meters).

(9)	The Provincial Tax Commission of Palermo confirmed the illegitimacy of the environmental tax imposed by the Sicilia Region with a decision deposited on January 5, 2005 and obliged the Region to pay back to Snam Rete Gas the other instalments paid (euro 75.3 million).

In a more and more competitive market, natural gas sales in Italy (50.39 billion cubic meters) decreased by 0.47 billion cubic meters over 2003, down 0.9%, due mainly to a decline in sales to wholesalers (down 1.18 billion cubic meters), also related to the different impact of weather conditions, and to industries (down 0.78 billion cubic meters), and the fact that in the fourth quarter part of supplies (0.54 billion cubic meters) to operators in these areas – in particular wholesalers – was achieved in accordance with a certain decisions of the Antitrust Authority (so called gas release)10. These declines were offset in part by higher sales to thermoelectric users (up 0.89 billion cubic meters).

Natural gas sales in the rest of Europe (21.87 billion cubic meters) increased by 4.33 billion cubic meters (up 24.7%), due to increases registered in: (i) sales under long-term supply contracts with Italian operators of the natural gas market (1.71 billion cubic meters), also due to the start-up of supplies from Libyan fields in the fourth quarter of 2004; (ii) supplies to the Turkish market via the Blue Stream gasline (0.97 billion cubic meters); (iii) Spain (0.60 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas (Eni’s interest 50%); (iv) Germany, related to the start-up of supplies to Eni’s affiliate GVS (Eni’s interest 50%) and to a German operator (overall 0.56 billion cubic meters); (v) gas marketing activities in the United Kingdom (0.27 billion cubic meters); (vi) France, related to the beginning of gas marketing activities (0.15 billion cubic meters).

Own consumption11 amounted to 3.70 billion cubic meters (1.90 billion cubic meters in 2003) and concerned essentially supplies to EniPower (2.61 billion cubic meters), to Polimeri Europa (0.34 billion cubic meters) and to Eni’s Refining & Marketing segment (0.25 billion cubic meters).

Sales of natural gas by Eni’s affiliates and relevant companies, net to Eni and net of Eni’s supplies, amounted to 7.32 billion cubic meter, increasing by 0.38 billion cubic meters over 2003, up 5.5%, and concerned: (i) GVS (Eni’s interest 50%) with 3.37 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.35%) with 1.34 billion cubic meters; (iii) volumes of natural gas (1.48 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, destined to US and European markets.

Eni transported 80.41 billion cubic meters of natural gas in Italy, an increase of 4.04 billion cubic meters over 2003, up 5.3%, due mainly to increases registered in the thermoelectric segment, related to the coming on stream of new combined cycle power stations, and in the industrial segment.

Electricity production sold amounted to 13.93 terawatthour, increasing by 8.38 terawatthour over 2003, up 151%, due essentially to the full commercial operation of the first generation unit and the coming on stream of the second and third units at the Ferrera Erbognone power station (up 5.06 terawatthour), and the start-up of new installed capacity at the Ravenna power station (up 3.25 terawatthour).

Fourth quarter

Operating income in the fourth quarter of 2004 amounted to euro 881 million, a euro 288 million decrease over the fourth quarter of 2003, down 24.6%, due mainly to lower margins on natural gas sales, also related to the different measure of appreciation of the euro over the dollar with respect to the fourth quarter of 2003, and on distribution activities and, at a lower extent, lower results in electricity generation related to higher maintenance costs and the effect of fixed costs deriving from maintenance standstills that could not be recovered as well as the fact that in the fourth quarter of 2003 the writedown of distribution assets in Brazil was recorded (euro 30 million). These negative factors were offset in part by an increase in natural gas volumes sold (up 0.48 billion cubic meters, including own consumption, up 2.3%) and higher results in natural gas transport activities outside Italy and in Italy.

(10)	Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(11)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Natural gas sales (23.55 billion cubic meters, including own consumption and sales by affiliates and relevant companies) increased by 0.45 billion cubic meters over the fourth quarter of 2003, up 1.9%, due to higher sales in the rest of Europe.

Sales in the rest of Europe (6.36 billion cubic meters) increased by 0.48 billion cubic meters, up 8.2%, due mainly to increases registered in sales under long-term supply contracts with Italian operators of the natural gas market (0.31 billion cubic meters) due to the beginning of supplies of natural gas produced in Libyan fields, in Germany (0.23 billion cubic meters) and Turkey (0.11 billion cubic meters).

In a more and more competitive market, sales in Italy (13.74 billion cubic meters) declined by 0.46 billion cubic meters, down 3.2%, due essentially to declines in sales to wholesalers (1.27 billion cubic meters) and to residential and commercial customers (0.13 billion cubic meters), as well as the fact that in the fourth quarter of 2004 part of supplies (0.54 billion cubic meters) to wholesalers and industrial users (in particular to wholesalers) was achieved in accordance with the gas release program agreed with the Antitrust Authority. These declines were offset in part by higher sales to the thermoelectric segment (0.39 billion cubic meters).

Eni transported 7.47 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 0.89 billion cubic meters, up 13.5%.

Electricity production sold amounted to 4.29 terawatthour, with an increase of 2.41 terawatthour, up 128.2%.

refining & marketing

Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

107	410	303	283.2	Operating income (million euro)	583	965	382	65.5
12.63	12.64	0.01	0.1	Sales (million tonnes)	51.43	53.54	3.11	6.2
2.77	2.77	..	..	Retail sales Italy	10.99	10.93	(0.06)	(0.5)
0.81	0.88	0.07	8.6	Retail sales rest of Europe	3.02	3.47	0.45	14.9
0.31	0.00	(0.31)	(100.0)	Retail sales Brazil	1.18	0.57	(0.61)	(51.7)
2.92	2.91	(0.01)	(0.3)	Wholesale sales Italy	10.35	10.70	0.35	3.4
1.45	1.16	(0.29)	(20.0)	Wholesale sales outside Italy	6.01	5.30	(0.71)	(11.8)
4.37	4.92	0.55	12.6	Other sales	18.88	22.57	3.69	19.5

2004

Operating income in 2004 amounted to euro 965 million, a euro 382 million increase over 2003, up 65.5%, due essentially to: (i) higher refining margins (the margin on Brent was up 1.37 dollars/barrel) enhanced by the effect of an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the effect of the appreciation of the euro over the dollar; (ii) higher intake processing on own account (2.25 million tonnes, up 6.4%) in Italy, also due to fewer maintenance standstills at wholly-owned refineries, and in the rest of Europe; (iii) increased volumes sold on retail markets in the rest of Europe (0.45 million tonnes, up 14.9%) following the purchase of service stations in Spain, Germany and France in 2003; (iv) higher distribution margins on wholesale markets. These positive factors were offset in part by a decline in distribution margins on retail markets in Italy and the rest of Europe, related to the increase in international refined product prices, not wholly reflected in selling prices, and higher royalties paid to highway companies in Italy.

In 2004 refinery intake processing on own account in Italy and outside Italy (37.68 million tonnes) increased by 2.25 million tonnes over 2003, up 6.4%, due mainly to: (i) increased intake processing in Italy (1.55 million tonnes, up 4.9%) in particular at the Gela, Taranto and Sannazzaro refineries, whose effects were offset in part by the impact of the maintenance standstill of the Livorno and Milazzo refineries; (ii) higher processing in the rest of Europe (0.7 million tonnes, up 19.3%) due essentially to higher processing at Ceska Rafinerska (Eni’s interest 16.33%), which, under its new organization defined in the second half of 2003, provides a processing service to shareholders proportional to their interests (formerly shareholders bought finished products from the refinery according to their requirements). Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 26.76 million tonnes (25.09 in 2003) with full utilization of their overall balanced capacity.

In 2004 sales of refined products (53.54 million tonnes) increased by 3.11 million tonnes, up 6.2%, mainly due to higher sales: (i) to oil companies and traders (about 3.2 million tonnes); (ii) on retail markets in the rest of Europe (0.45 million tonnes); (iii) on wholesale markets in Italy (0.35 million tonnes); (iv) to the petrochemical segment (0.26 million tonnes). These positive factors were offset in part by the divestment of activities in Brazil (1.6 million tonnes).

Sales of refined products on retail markets in Italy (10.93 million tonnes) were in line with those of 2003 (down 60,000 tonnes), the effect of the sale/closure of service stations within the network rationalization process and of the decline in the number of highway concessions following bid procedures was almost entirely offset by higher sales in service stations with higher throughput. At December 31, 2004, Eni’s retail distribution network in Italy consisted of 7,244 service stations, 46 less than at December 31, 2003, due to the closure of 167 service stations, and the decline in the number of highway concessions (11 units) offset in part by the positive balance (106 units) of purchases and releases of lease contracts, the opening of 24 new service stations and the awarding of 2 highway concessions. Average throughput (1,863,000 liters) increased by 50,000 liters over 2003, up 2.8%. Market share declined from 36.6% to 36.3%, a 0.3 percentage point decline due to the effect of sales/closures and the decline in the number of highway concessions, offset in part by the increase of sales of service station with high throughput.

Sales of refined products on retail markets in the rest of Europe (3.47 million tonnes) increased by 0.45 million tonnes, over 2003, up 14.9%, related to the progressive consolidation of service stations purchased in 2003 and 2004, in particular in Spain, Germany and France. Following the divestment of distribution activities in Brazil (which included 1,544 service stations at December 31, 2003) at December 31, 2004, Eni’s retail distribution network outside Italy was represented by service stations located only in the rest of Europe and consisted of 1,896 service stations, 83 more than at December 31, 2003, due to the finalization in 2004 of purchases defined in Germany in 2003 (86 service stations), whose effects were offset in part by the closure of 11 service stations and the release of lease contracts (in Switzerland, Hungary and France). Average throughput (2,393,000 liters) increased by 15,000 liters over 2003, up 0.6%.

Fourth quarter

Operating income in the fourth quarter of 2004 amounted to euro 410 million, a euro 303 million increase over the fourth quarter of 2003, up 283.2%, due mainly to higher refining margins (the margin on Brent was up 1.98 dollars/barrel) whose effects were offset in part by the appreciation of the euro over the dollar and higher intake processing on own account in Italy and in the rest of Europe (0.84 million tonnes, up 9.3%).

Sales of refined products (12.64 million tonnes) were stable over the fourth quarter of 2003: higher sales to oil companies and traders outside Italy (0.35 million tonnes), to the petrochemical segment in Italy (0.18 million tonnes) and on retail markets in the rest of Europe (0.07 million tonnes) were offset in part by the impact of the divestment of activities in Brazil (0.60 million tonnes).

petrochemicals

Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

(62)	151	213	..	Operating income (million euro)	(176)	271	447	..
1,214	1,270	56	4.6	Sales (thousand tonnes)	5,266	5,299	33	0.6
602	667	65	10.8	Basic petrochemicals	2,704	2,766	62	2.3
284	273	(11)	(3.9)	Styrenes and elastomers	1,171	1,150	(21)	(1.8)
328	330	2	0.6	Polyethylenes	1,391	1,383	(8)	(0.6)

2004

In 2004 operating income amounted to euro 271 million (as compared to a euro 176 million operating loss in 2003); the euro 447 million improvement was due mainly to: (i) an increase in margins, in particular in basic petrochemicals (cracker margin) related to a better trend in prices than in the cost of oil-based feedstocks, related to a positive trend in demand as well as to an improved industrial and sales performance; (ii) the fact that in 2003 plant writedowns were recognized for euro 122 million (euro 3 million in 2004); (iii) a profit on stocks12 of euro 39 million.

Sales of petrochemical products (5.299 million tonnes) increased by 33,000 tonnes, up 0.6% over 2003, due essentially to the increase registered in olefins (in particular ethylene and butadiene) related to a recovery in demand. This increase was offset in part by declining sales in: (i) aromatics (down 5.2%), due to the standstill of the Priolo plant and low trading activities; (ii) intermediates (down 2.3%) due to lower availability of acetone and phenol following a standstill due to an accident occurred at the Porto Torres dock; (iii) styrenes (down 2%) in particular ABS, following a rationalization of the product/customer portfolio; (iv) elastomers (down 1.5%) due to the divestment of the Baytown plant (thermoplastic rubber) and the shutdown of the Ravenna polybutadiene rubber manufacturing line.

Production (7,118,000 tonnes) increased by 211,000 tonnes, up 3.1% over 2003, due more regular operations of plants.

Fourth quarter

In the fourth quarter of 2004 operating income amounted to euro 151 million (as compared to a euro 62 million loss in the fourth quarter of 2003); the euro 213 million improvement was due mainly to increased margins related to a recovery in demand and an improved industrial and sales performance, as well as lower asset writedowns (euro 36 million) and profit on stocks (euro 30 million).

Sales of petrochemical products (1,270 million tonnes) increased by 56,000 tonnes, up 4.6% over the fourth quarter of 2003, due mainly to higher olefin sales.

Production (1,648,000 tonnes) increased by 124,000 tonnes, up 8.1%.

(12)	Difference between the current period cost of products sold and the cost deriving from the application of the weighted average cost method in the evaluation of inventories.

oilfield services construction and engineering

Fourth quarter

2003	2004	Change	% Ch.	2003	2004	Change	% Ch.

91	83	(8)	(8.8)	Operating income (million euro)	311	260	(51)	(16.4)
				Order backlog (million euro)	9,405	8,521	(884)	(9.4)
				Oilfield services and construction	5,225	5,306	81	1.6
				Engineering	4,180	3,215	(965)	(23.1)

2004

Operating income in 2004 totaled euro 260 million, a euro 51 million decline over 2003, down 16.4%. Engineering registered an operating loss amounting to euro 33 million, as compared to an operating income of euro 7 million in 2003, due to the lower profitability of certain contracts. Oilfield services and construction recorded an operating income of euro 293 million, with a euro 11 million decline, following lower results in particular in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the start-up of a new contract in Sakhalin in Russia; (ii) the Offshore construction and LNG areas, due to lower profitability of contracts. These negative factors were offset in part by increased results in the Offshore drilling area due to increased utilization rate of certain vessels and the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker, that sunk off the coast of Galicia in November 2002.

Orders acquired in 2004 amounted to euro 5,784 million. About 90% of new orders acquired was represented by work to be carried out outside Italy, and 14% by work originated by Eni companies. Eni’s order backlog was euro 8,521 million at December 31, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 84% of the total order backlog, while orders from Eni companies amounted to 8% of the total.

Fourth quarter

Operating income for the fourth quarter of 2004 totaled euro 83 million, with a euro 8 million decrease over the fourth quarter of 2003, down 8.8%, related essentially to engineering.